August 29, 2014

Tia L. Jenkins

Senior Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, DC 20549

RE: Your letter of August 21, 2014 to Sebring Software, Inc, for Form 10-K for the year Ended December 31, 2013 File No. 000-53785

Dear Ms. Jenkins

This letter is written in response to your comment letter dated August 21, 2014 regarding the referenced filings for Sebring Software, Inc. (“Sebring”). To facilitate your review of this filing, we have repeated your question or comment from your letter and then provided our response.

1.	Please identify the Form 8-K in which you filed the historical financial statements of Orthodontic Specialists Management LLC (“OSM”) and the pro forma financial information giving effect to that acquisition. This requirement stands regardless of the consolidation of the managed dental practices.

On April 25, 2013 we entered into an Agreement and Plan of Merger (the “OSM Agreement”) with Orthodontic Specialists Management, LLC. OSM was a private company and had never been audited. We acknowledge that Regulation 210.3-05 and Rule 8-04 of Regulation S-X requires audited financial statements should have been reported in an 8-K no more than 75 days after consummation of the acquisition. The dental practices were private companies and had never been audited. After the acquisition, we found that the accounting records were not in conformity with GAAP and required significant restatement to prepare the reports for an audit. We are still in the process of compiling and auditing the historical financial statements. Although there are many variables involved in completing the audit process which may impact the actual completion date, we have set a target of January 2015 for completion of the audit.

2.	You do not appear to have filed financial statements for the acquisition of AAR, the four dental practices acquired in December 2013, Simon, and Scottsdale in accordance with rule 8-04 of Regulation S-X. We note that these acquisitions appeared to be significant to your December 31, 2012 financial statements. Please file the necessary Forms 8-K or provide the tests of significance that demonstrate the insignificance of these acquisitions, or explain why these financial statements are not otherwise required.

On April 25, 2013, the Company’s subsidiary, AAR Acquisition, LLC (“AAR”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Byron J. Larsen, Jennifer Iacobelli, Mitchell W. Ellingson, Kathryn Ellingson, MEBL Dental Management, P.C., Byron J. Larsen, DDS, PLLC, Image Dentistry of Glendale, P.C., Image Dentistry of Peoria, P.C., and Dentelli Corp. (the “Seller”). Under the terms of the Asset Purchase Agreement, the Sellers agree to sell and AAR agrees to purchase all of the undertaking, property and assets of the Seller used in the Seller's dental practice as a going concern, of every kind and description and wherever situated, including but not limited to the assets, inventory, equipment, patient lists, furniture, fixtures, accounts receivables, client databases and lists and files and leasehold improvements of the Practice, such as they are, in ‘as is” condition (the “Assets”). Seller shall retain and be responsible for all liabilities, debts, obligations and expenses of the Practice incurred prior to the date of Closing. Buyer shall be responsible for liabilities, debts, obligation and expenses of the Practice accruing on or after the Closing Date, including but not limited to any federal, state or local income or other tax liability of Seller. The purchase price for the Assets shall be Four Hundred Thousand Dollars ($400,000). The AAR acquisition does not meet the definition of significant subsidiary as specified in Regulation SX 210 .1-02(w) and according to 210.3-05(b)(2)(i) historical financial statements are not required.

On December 27, 2013, the Company’s subsidiary, Sebring Management FL, LLC, and Alan D. Shoopak, D.M.D. Orthodontic Group, P.A. (collectively the “Buyers”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Jan A. Simon, D.D.S. and Simon Orthodontic Centers, P.A. (collectively the “Sellers”). On December 31, 2013, the Company’s subsidiary, Sebring Dental of Arizona, LLC (the “Buyer”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with North Scottsdale Family Dentistry, PLLC, Dr. Steven H. Poulos, and Dr. Sid S. Stevens (collectively the “Sellers”). On December 27, 2013, the Company’s subsidiary, Sebring Management FL, LLC, and Alan D. Shoopak, D.M.D. Orthodontic Group, P.A. (collectively the “Buyers”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Hani “Sam” Tadros, D.D.S. and Implant, General & Cosmetic Dentistry of Tampa Bay, P.A. (collectively the “Sellers”). The dental practices were private companies and had never been audited. The above acquisitions do not meet the definition of significant subsidiary as specified in Regulation SX 210 .1-02(w) and according to 210.3-05(b)(2)(i) historical financial statements are not required.

3.	Please identify the Exchange Act report in which you have provided pro forma financial information or a financial forecast giving effect to the consolidation of the dental practices whose management you assumed through the acquisition of OSM.

The pro forma financial information you refer to was not required as discussed in our response to the second bullet point of comment 4. However, GAAP pro forma information in the financial statement footnote was required and the pro forma financial information was disclosed in our 2013 10-K filing under footnote 3-Business Acquisitions. An excerpt of the filing is provided below:

The amounts of actual revenues and net losses from the acquired entities included in the Company’s consolidated statement of operations as of December 31, 2013, and the unaudited supplemental pro forma revenues and net income (loss) of the combined entity that give effect to the acquisitions had they occurred January 1, 2012 are as follows:

	(Unaudited)
	Revenues	Net Income (Loss)
Acquired Entities actual for the year ended December 31, 2013	$9,206,874	$(424,934)
Supplemental unaudited consolidated pro forma information for the year ended December 31, 2013	$21,227,000	$(5,802,000)
Supplemental unaudited consolidated pro forma information for the year ended December 31, 2012	$19,819,000	$(3,759,000)

In preparing the unaudited pro forma information, various assumptions were made, and the Company does not purport this information to be indicative of what would have occurred had the acquisitions been made as of January 1, 2012, nor is it indicative of the results of future combined operations.

4.	In your correspondence submitted to the Chief Accountant of the Division of Corporation Finance, you agreed to provide in your Exchange Act reports the following:

•	Information in Management’s Discussion and Analysis and the notes to the financial statements about the dental practices under management as required by FASB ASC 805-10-50-2;

FASB ASC 805-10-50-2 required we disclose certain information on a business combination. We met these requirements as indicated from the excerpts of our 2013 10-K filing as follows:

•	Name and Description of acquisitions is shown in Note 3 below:
•	The acquisition dates are shown in Note 3 below:
•	Percentage of Equity interest acquired – none in dental practices (100% of OSM)
•	How the acquirer obtained control is shown in Note 2 below (and in Note 3 for OSM):
•	Amount of acquisition related costs in Note 3 below:
•	The amounts of revenue and earnings (see #3 above)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries combined with the accounts of the affiliated Practices with which the Company has specific management arrangements. The Company’s agreements with the Practices provide that the term of the arrangements are for forty years, subject only to termination by the Company, except in the case of gross negligence, fraud or bankruptcy of the Company. The Company has the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the Practices. The Company has exclusive responsibility for the provision of all non-dental services required for the day-to-day operation and management of the Practices and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the Practices for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. Based upon the provisions of these agreements, the Company has determined that the Practices are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation. All significant intercompany and inter-affiliate accounts and transactions have been eliminated.

3. BUSINESS ACQUISITIONS

The Company executed several business acquisitions during the year ended December 31, 2013.

On April 25, 2013, the Company and its subsidiary, Sebring Management FL, LLC (the “SM FL”), entered into an Agreement and Plan of Merger (the “OSM Agreement”) with Orthodontic Specialists Management, LLC (“OSM”) and Alan D. Shoopak D.M.D. (“Shoopak”) and Dennis J.L. Buchman D.M.D. (“Buchman”). Under the terms of the OSM Agreement, OSM merged with and into the SM FL and the separate existence of OSM ceased (the “Merger”). In consideration of the Merger, the Company issued 9,849,220 shares of its restricted common stock, of which 4,924,610 were issued to Shoopak and 4,924,610 were issued to Buchman. The OSM acquisition includes thirty-one orthodontic practices located in Florida - and Alan D. Shoopak, D.M.D. Orthodontic Group, P.A. (OG PA).

Additionally, in conjunction with the OSM Agreement, the Company entered into consulting agreements with Alan D. Shoopak, DMD, P.L., a Florida limited liability company (“Shoopak’s LLC”) and with Dennis J. L. Buchman, DMD, P.L., a Florida limited liability company (“Buchman’s LLC”) (together, the “Consulting Agreements”). The Consulting Agreements are for a term of three (3) years, and automatically renew for an additional two (2) years unless otherwise terminated under the terms of the Consulting Agreements.

Under the terms of the consulting agreements, Shoopak’s LLC and Buchman’s LLC shall provide advice to the Company regarding clinical issues and dental practice related matters. Further, Shoopak’s LLC and Buchman’s LLC shall attempt to identify new dental practice business management relationships and shall identify dental practices that may have an interest in entering into arrangements whereby the Company will manage the non-professional business aspects of such dental practices. In consideration for the services performed under the Consulting Agreements, Shoopak’s LLC shall receive an annual fee of approximately $550,000 for five years paid in equal monthly installments, and Buchman’s LLC shall receive an annual fee of $450,000, paid in equal monthly installments for five years. The amounts payable under the consulting arrangements were deemed to be additional consideration for the merger. These payments were recorded as “consultant liability” at its net present value of $3,932,010 at the acquisition date. As of December 31, 2013, the remaining consultant liability totals approximately $3.5 million. Of this amount, approximately $655,000 is reflected as a current liability at December 31, 2013.

The merger described above with SM FL was accounted for as a business combination. The value of the 9,849,220 shares issued as merger consideration was based on the closing price of the stock as of the date of the closing, April 26, 2013, of $0.39 per share which yielded an approximate value of $3.8 million combined with the present value of the amounts payable under the consulting arrangements of approximately $3.9 million results in a fair value of the total consideration transferred of approximately $7.7 million.

In connection with the acquisition of OSM, the Company recognized the following amounts of identifiable assets acquired and liabilities assumed:

Financial assets	$371,768
Fixed assets	2,790,000
Identifiable intangible assets (Customer relationships)	11,000,000
Other assets	20,285
Financial liabilities	(5,310,702)
Deferred revenue	(1,704,801)
Deferred tax liability	(2,146,723)
Total identifiable net assets	5,019,827
Noncontrolling interest	(2,067,492)
Goodwill	4,820,870
Total purchase price	$7,773,205

The non-controlling interest (“NCI”) obtained in the OSM acquisition relates to certain Practice entities. The fair value of the non-controlling interest was estimated based on underlying contractual arrangements and non-contractual understandings (as indicated by the Practice’s managing member) of the amount that would be required to acquire such interest and was determined based primarily on historical cash basis revenues. The fair value of deferred revenue was estimated based on the estimated costs of the related performance obligation taking into consideration a normal profit margin that would be expected by a market participant.

Subsequent to the acquisition and during the measurement period, the Company revised its estimated cost of this performance obligation downward by approximately $480,000 and identified additional financial liabilities assumed in the amount of approximately $160,000. This resulted in a net reduction of approximately $320,000 in the amount of goodwill initially recorded.

Also on April 25, 2013, the Company’s subsidiary, AAR Acquisition, LLC (“AAR”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Byron J. Larsen, Jennifer Iacobelli, Mitchell W. Ellingson, Kathryn Ellingson, MEBL Dental Management, P.C., Byron J. Larsen, DDS, PLLC, Image Dentistry of Glendale, P.C., Image Dentistry of Peoria, P.C., and Dentelli Corp. (the “Image”). Under the terms of the Asset Purchase Agreement, AAR acquired for $400,000 in cash all of the property and assets of Image used in the dental practice. Image shall retain and be responsible for all liabilities, debts, obligations and expenses of the Practice incurred prior to the date of Closing. AAR shall be responsible for liabilities, debts, obligation and expenses of the Practice accruing on or after the Closing Date. This acquisition was accounted for as a business combination.

The AAR purchase price was allocated to record identifiable assets and liabilities at fair value as follows:

Fixed assets	$212,615
Other assets	256,058
Accounts payable and accrued liabilities	(68,673)
Total purchase price	$400,000

During December of 2013, the Company obtained financial control of four additional dental practices. Three of the practices are located in Florida and the fourth in Arizona. These acquisitions have been accounted for as business combinations.

On December 27, 2013, the Company’s subsidiary, Sebring Management FL, LLC (SMFL), and Alan D. Shoopak, D.M.D. Orthodontic Group, P.A. (OG PA) (collectively the “Buyers”) entered into Asset Purchase Agreements (“Asset Purchase Agreements”) with Jan A. Simon, D.D.S. and Simon Orthodontic Centers, P.A. (collectively "Simon") and with Hani "Sam" Tadros, D.D.S. and Implant, General & Cosmetic Dentistry of Tampa Bay, P.A. ("Tadros"). Under the terms of the Asset Purchase Agreements, Simon & Tadros agree to sell and the Buyers agree to purchase all of the undertaking, property, and assets of the Seller used in the Seller's dental practice as a going concern, of every kind and description. Simon & Tadros retain and are responsible for all liabilities, debts, obligations and expenses of their respective Practices incurred prior to the Closing Date. Buyer shall be responsible for liabilities, debts, obligation and expenses of the Practice accruing on or after the Closing Date. The aggregate purchase price for the Assets is approximately $4.2 million, including cash of approximately $2.9 million and Notes Payable totaling approximately $1.3 million.

The purchase price was allocated to record identifiable assets and liabilities acquired from Simon & Tadros at fair value as follows:

	Simon	Tadros
Financial assets	$-	$3,344
Fixed assets	328,000	75,000
Identifiable intangible assets (Customer relationships)	3,834,000	538,656
Deferred revenue	(612,000)	-
Total purchase price	$3,550,000	$617,000

On December 31, 2013, the Company’s subsidiary, Sebring Dental of Arizona, LLC ("SDA”), entered into an Asset Purchase Agreement with North Scottsdale Family Dentistry, PLLC, Dr. Steven H. Poulos, and Dr. Sid S. Stevens (collectively “Scottsdale”). Under the terms of the Asset Purchase Agreement, Scottsdale agreed to sell and SDA agreed to purchase all of the assets of Scottsdale's dental practice. The aggregate purchase price for the assets is approximately $2 million, including cash of approximately $675 thousand and a Note Payable of approximately $1.4 million.

The purchase price was allocated to record identifiable assets and liabilities acquired from Scottsdale at fair value as follows:

Financial assets	$92,714
Fixed assets	200,000
Identifiable intangible assets (Customer relationships)	1,732,286
Total purchase price	$2,025,000

The acquisitions were made in order to enter the business of dental practice and dental practice management. The acquisitions include 34 orthodontic offices located in Florida and four general dental offices located in Arizona and Florida. The goodwill of $4.8 million arising from the acquisitions consists largely of the synergies and expected costs savings from economies of scale expected from combining the operations of the Company and the Practices. None of the goodwill is expected to be deductible for tax purposes. Identifiable intangible assets consist primarily of Customer Relationships and are being amortized over their estimated lives of seven years for orthodontic practices and fifteen years for dental practices. Total amortization expense recognized for the year ended December 31, 2013 was approximately $1.05 million.

Acquisition costs of approximately $1.1 million were incurred and expensed and are included as a component of general and administrative expenses in the consolidated statements of operations for the period ended December 31, 2013.

The estimated fair values and allocation of purchase price is provisional pending the final valuation of the assets acquired and liabilities assumed.

•	As a result of modifying the contracts to permit consolidation, the policy for consolidating the dental practices, name and description of the dental practices, contract modification date, a description of the modifications and how the modifications resulted in the practices being consolidated; and

The premise of your question is based on the fact pattern provided to the Securities and Exchange Commission in our no action request letter dated June 21, 2013 and the follow up correspondence that concluded with your response letter dated July 10, 2013. However, subsequently we determined that the fact pattern presented was not correct. The Company's accountants and auditors had initially reviewed a "Continuation and Equity Pledge Agreement" that existed for each dental practice as of the April 26, 2013 acquisition date and such agreement allowed the appointment by the Company of a nominee shareholder which provides a rebuttable presumption of control under ASC 810-10-15-22(b). , However, based on the wording in the agreement it was unclear if the Company had broad enough discretion to appoint such nominee shareholder. This broad discretion is a key element allowing for consolidation. As the language was unclear, management obtained "Clarification Agreements" with the other parties to these agreements clarifying the broad discretion. Management did not view this Clarification Agreement as a "modification" and therefore this Clarification Agreement clarified that the Continuation and Equity Pledge Agreement provided the broad discretion to appoint a nominee shareholder that is required for consolidation of the dental practices. We also noted that the "Management Agreement" criteria as discussed in our no action request letter and which was focused on by our accountants was no longer relevant.

Therefore, we considered the financial statements originally included in the June 30, 2013 Form 10-Q to be misstated and filed an amended Form 10-Q to correct such financials statement for consolidation of the dental practices. Accordingly, there would be no requirement to provide disclosure relating to a modification of the contracts as indicated in the second bullet point of your comment number 4, no requirement to provide the disclosures under ASC 805-10-50-2 with regard to a change in consolidation, and there would be no standalone pro forma requirement as indicated in your comment number 3.

However, what is required is all the relevant disclosures in ASC 805-10-50-2 for a business combination that includes both OSM and the dental practices as of the original April 26, 2013 acquisition date. These disclosures are all included in Footnote 3, Footnote 2 "Principles of Consolidation" and the first sentence in the last paragraph of Footnote 2.

•	Financial footnote disclosures as required by FASB ASC 810-50-7 or FASB ASC 810-10-25. We are unable to locate this information, please tell us where it is disclosed. In view of the material effect upon the financial statements of consolidating practices, it appears to us that this information should be prominently displayed in your filings.

The disclosure required by FASB ASC 805-10-20-7 and FASB ASC 810-10-25 is provided in our 2013 10-K filing under Footnote 2. We provide an excerpt of that footnote below:

In Note 2 we state the following “The Company has exclusive responsibility for the provision of all non-dental services required for the day-to-day operation and management of the Practices and establishes the guidelines for the employment and compensation of the physicians. In addition, the agreements provide that the Company has the right, but not the obligation, to purchase, or to designate a person(s) to purchase, the stock of the Practices for a nominal amount. Separately, in its sole discretion, the Company has the right to assign its interest in the agreements. Based upon the provisions of these agreements, the Company has determined that the Practices are variable interest entities and that the Company is the primary beneficiary as defined in the accounting guidance for consolidation. All significant intercompany and inter-affiliate accounts and transactions have been eliminated.” Although we believe that our 10-K disclosure addresses the requirement, we will add additional language in our subsequent filing stipulating that the dental practices were consolidated under the principle of consolidation under contract as specified by FASB ASC 810-10.

We acknowledge that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is filed electronically via EDGAR. If you need any additional information, please contact me at 727 771-7666.

Very truly yours,

/s/ Larry Colton

Chief Financial Officer

Sebring Software, Inc.